Certificate of Chief Compliance Officer

       I certify that the Adviser and DFAIDG, DIG, DFAITC and DEM (each a "Registrant") have established procedures reasonably designed to achieve compliance with the terms and conditions of the exemptive order dated April 2, 2014 (SEC Rel. 812-14208; IC-31001), pursuant to which the Funds may participate in a joint lending and borrowing facility. All capitalized terms have the meaning ascribed to them in the exemptive order, unless otherwise defined herein.

       These procedures, which have been previously approved by the Board of Directors/Trustees of the Registrant, include the following objectives:

(a) that the Interfund Loan Rate will be higher than the Repo Rate, and, if applicable, the one-day yield on any money market fund in which the lending Fund could otherwise invest, but lower than the Bank Loan Rate;

(b) compliance with the collateral requirements as set forth in the application for exemptive relief filed on September 5, 2013, and amended on February 18,
2014;

(c) compliance with the percentage limitations on interfund borrowing and lending;

(d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e) that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.


By:  /s/  Christopher S. Crossan
Name: Christopher S. Crossan
Title: Chief Compliance Officer
Date:  2/19/16